UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                              Angelica Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    034663104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 30, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 034663104               SCHEDULE 13D                 PAGE 2 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
  SHARES
BENEFICIALLY            935,147
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        935,147
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      935,147
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 034663104               SCHEDULE 13D                 PAGE 3 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
  SHARES
BENEFICIALLY            935,147
  OWNED BY        --------------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        935,147
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      935,147
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 034663104               SCHEDULE 13D                 PAGE 4 OF 5 PAGES
-------------------                                            -----------------

The Schedule 13D filed on January 5, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value ("Shares"), of Angelica Corporation (the "Issuer"), as amended by Amendment No. 1 on March 17, 2005, Amendment No. 2 on July 5, 2005, Amendment No. 3 on September 22, 2005, Amendment No. 4 on February 15, 2006, Amendment No. 5 on April 4, 2006, Amendment No. 6 on May 17, 2006, Amendment No. 7 on September 5, 2006, Amendment No. 8 on May 25, 2007, Amendment No. 9 on July 2, 2007, Amendment No. 10 on July 9, 2007, Amendment No. 11 on July 12, 2007, and Amendment No. 12 on July 18, 2007, is hereby amended by this Amendment No. 13 to the Schedule 13D. The principal executive office of the Issuer is located at 424 S Woods Mill Road, Chesterfield, MO 63017.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On August 30, 2007, Jolly Roger Fund LP (the "Fund") notified the Issuer of its intent to nominate Thomas R. Hudson Jr. and Christopher Kelly to the Board of Directors of the Issuer at the Issuer's 2007 annual meeting of shareholders. A copy of such notice is attached hereto as Exhibit 9 and incorporated herein by reference. The Reporting Persons intend to solicit proxies on behalf of the Fund's nominations.

-------------------                                            -----------------
CUSIP NO. 034663104               SCHEDULE 13D                 PAGE 5 OF 5 PAGES
-------------------                                            -----------------

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006 (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007 (previously filed)

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007 (previously filed)

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007 (previously filed)

Exhibit 6 - Letter to the Board of Directors, dated July 9, 2007 (previously filed)

Exhibit 7- Letter to the Board of Directors, dated July 12, 2007 (previously filed)

Exhibit 8- Letter to the Board of Directors, dated July 18, 2007 (previously filed)

Exhibit 9 - Nominations Notification Letter, dated August 30, 2007

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2007

                                        PIRATE CAPITAL LLC

                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name:  Thomas R. Hudson Jr.
                                            Title: Manager

                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------------
                                        Thomas R. Hudson Jr.

                                  EXHIBIT INDEX

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006 (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007 (previously filed)

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007 (previously filed)

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007 (previously filed)

Exhibit 6 - Letter to the Board of Directors, dated July 9, 2007 (previously filed)

Exhibit 7- Letter to the Board of Directors, dated July 12, 2007 (previously filed) Exhibit 8- Letter to the Board of Directors, dated July 18, 2007 (previously filed)

Exhibit 9 - Nominations Notification Letter, dated August 30, 2007

                                    Exhibit 9

                               JOLLY ROGER FUND LP
                             200 Connecticut Avenue
                                    4th Floor
                                Norwalk, CT 06854

August 30, 2007

VIA HAND DELIVERY & FACSIMILE (314-854-3949)

Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri  63017-3406

Attn: Steven L. Frey, Corporate Secretary
      Corporate Governance & Nominating Committee

      RE: Shareholder Notice of Intent to Nominate Thomas R. Hudson Jr. and Christopher Kelly for Election as Directors

Ladies and Gentlemen:

      In accordance with Section 2.13 of the Bylaws (the "Bylaws") of Angelica Corporation (the "Company") and the proxy statement of the Company released to shareholders on or about October 6, 2006, Jolly Roger Fund LP, a Delaware limited partnership (the "Fund"), hereby submits this written notice (this "Notice") to the Company c/o the Corporate Secretary and the Corporate Governance and Nominating Committee of its nomination of Thomas R. Hudson Jr. and Christopher Kelly to the Board of Directors of the Company for election at the Company's 2007 annual meeting of shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "Annual Meeting"). Enclosed with this letter are the following exhibits:
(i) Exhibit A, Documentary Support for Ownership; (ii) Exhibit B, Consents of the Nominees; (iii) Exhibit C, biographies of Mr. Hudson and Mr. Kelly; and (iv) Exhibit D, a list of the securities transactions of the members of the Pirate Capital Group (as defined below) for the last two years.

1. Name and Address; Class and Number of Shares of Stock Owned

      The name and address of the Fund as we believe it to appear in the Company's stock transfer books is Jolly Roger Fund LP, 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The Fund is the record and beneficial owner of 100 shares of common stock, $1 par value per share ("Common Stock"), of the Company and the beneficial owner of an additional 148,090 shares of Common Stock (such 148,190 shares representing approximately 1.55% of the outstanding shares of Common Stock). Pirate Capital LLC ("Pirate Capital"), whose principal business is providing investment management services, is the general partner of the Fund. The undersigned, Thomas R. Hudson Jr., is the Manager of Pirate Capital. Pirate Capital is also the investment adviser to Jolly Roger Offshore Fund LTD, an investment fund (collectively with the Fund, the "Funds"), which is the beneficial owner of 786,957 shares of Common Stock (approximately 8.21% of the outstanding shares). Mr. Hudson is also a director of Jolly Roger Offshore Fund LTD. Pirate Capital and Mr. Hudson, as the Manager of Pirate Capital, may be deemed to be the beneficial owners of the 935,147 shares of Common Stock (approximately 9.75% of the outstanding shares) that are directly owned by the Funds. In addition to the Fund's record and beneficial ownership of shares of Common Stock sufficient to satisfy the requirements of Rule 14a-8(b)(2), additional documentary support for the Fund's claim of beneficial ownership is set forth in Exhibit A attached hereto.

2. Representation

      The Fund is a holder of record of capital stock of the Company entitled to vote at the Annual Meeting and a representative of the Fund intends to appear in person or by proxy at the Annual Meeting to nominate Mr. Hudson and Mr. Kelly. The undersigned represents that the Fund intends to deliver a proxy statement or form of proxy to the holders of at least the percentage of the Company's outstanding capital stock required to elect Mr. Hudson and Mr. Kelly or otherwise to solicit proxies from shareholders in support of the nominations.

3. Nominations

      The Fund hereby gives notice of its intent to nominate Mr. Hudson and Mr. Kelly for election to the Board of Directors at the Annual Meeting.

      The Fund reserves the right to nominate additional nominees for any reason, including if the Company, by the appropriate corporate action, has increased or increases the number of directors to be elected at the Annual Meeting or if the composition of the Board of Directors has changed prior to the Annual Meeting. The Company is cautioned not to take any action that would adversely impact the Company's shareholders' right to support the Fund's nominations, including by appointing any new directors.

4. Interests Which the Fund May Have In Such Business

      The Fund has no interest in the nominations to be brought before the Annual Meeting other than the interest that it shares in common with all other owners of Common Stock, namely, its participation through its shares of Common Stock in the creation of shareholder value.

5. Consent of Nominees

      Each of Mr. Hudson and Mr. Kelly has executed a consent indicating his agreement to be nominated for election as a director of the Company to serve as a director of the Company if elected at the Annual Meeting and to be named in the proxy statement for the Annual Meeting. A copy of each of the consents respectively executed by Mr. Hudson and Mr. Kelly are attached as Exhibit B to this Notice.

6. Description of Arrangements or Understandings between Shareholders and
Nominees

      Neither Mr. Hudson nor Mr. Kelly will receive any compensation from Pirate Capital or the Funds for his service as a director of the Company if elected. If elected, Mr. Hudson and Mr. Kelly will each be entitled to such compensation from the Company as is provided to other non-employee directors, which compensation is expected to be described in the Company's proxy statement furnished to shareholders in connection with the Annual Meeting.

7. Other Information Regarding Nominees Required by Proxy Rules

      Certain additional information regarding Mr. Hudson and Mr. Kelly is set forth in Exhibit C to this Notice.

      Exhibit D sets forth for each of the Funds, Mr. Hudson and Mr. Kelly their purchases and sales of Common Stock within the previous two years, the dates of the transactions and the amounts purchased or sold.

      Except as disclosed herein or in any of the exhibits attached hereto, none of the Funds, Pirate Capital, Mr. Hudson or Mr. Kelly: (i) owns any securities of the Company of record but not beneficially; (ii) owns, nor do any of their associates own, beneficially any securities of the Company; (iii) owns any securities of any parent or subsidiary of the Company; (iv) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates; (v) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (vi) has, had or will have, nor do any of their associates have or will have, a direct or indirect material interest in any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, arrangements or relationships to which the Company or any of its subsidiaries is, was or is to be a party, in which the amount involved exceeds $120,000 (the representation in this subclause (vi) shall include any "related person" of Mr. Hudson or Mr. Kelly as defined in Instruction 1 to Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended ("Regulation S-K")); (vii) has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting proposed in this Notice aside from their respective interests as shareholders of the Company; (viii) has borrowed any funds for the purpose of acquiring or holding any securities of the Company (except for margin borrowings for that purpose); (ix) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (x) has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (xi) has pledged or otherwise deposited as collateral any securities of the Company (except for pledges of securities in connection with margin borrowings) or caused or agreed to permit such securities to be subject to any voting trust or other similar agreement or of any contract providing for the sale or other disposition of such securities; (xii) is aware of any arrangement (including any pledge, voting trust, or contract for sale) which may at a subsequent date result in a change in control of the Company; (xiii) is aware of any arrangement, or has reason to believe that any arrangement exists, under which 5% or more of any class of the Company's voting securities is held or is to be held subject to any voting agreement, voting trust or other similar agreement; (xiv) is aware of any person or group that holds beneficial ownership of more than 5% of the outstanding shares of the Company or has the right to acquire beneficial ownership of more than 5% of such outstanding voting securities, except for persons or groups who may be identified through a review of publicly available information regarding the beneficial ownership of the Company; (xv) is aware of any circumstance in which Mr. Hudson's or Mr. Kelly's election to the Board of Directors of the Company would create a compensation committee interlock or other insider relationship as described in Item 407(e)(4) of Regulation S-K; or (xvi) has, during the past five years, been involved in any of the legal proceedings described in Item 401(f) of Regulation S-K. The term "associates" shall have the meaning as that term is defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended.

      Except as otherwise set forth in this Notice, there are no material proceedings (as described in Item 103 of Regulation S-K) in which Mr. Hudson or Mr. Kelly or any of their associates is a party adverse to the Company or any of its subsidiaries, or in which Mr. Hudson or Mr. Kelly or their associates have a material interest adverse to the Company or any of its subsidiaries.

      Neither Mr. Hudson nor Mr. Kelly has ever served on the Board of Directors or otherwise been employed by the Company. Except as otherwise set forth in this Notice, neither Mr. Hudson, Mr. Kelly nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to other plans or other compensation from, or related to, services rendered on behalf of the Company, or is subject to any arrangement described in
Item 402 of Regulation S-K. There are no family relationships (as defined in Item 401(d) of Regulation S-K) between Mr. Hudson, Mr. Kelly and any director or officer of the Company or, to Mr. Hudson's or Mr. Kelly's knowledge, any other person nominated by the Company to become a director or executive officer. Neither Mr. Hudson nor Mr. Kelly is aware of any facts or circumstances that would prevent him from being deemed an "independent" director as defined in the Corporate Governance Guidelines of the Company (as in effect on the date hereof).

      It is anticipated that the Funds and Pirate Capital (collectively, the "Pirate Capital Group") as well as certain employees of Pirate Capital, will solicit proxies in connection with the matters to be brought before the Annual Meeting and that Pirate Capital Group will engage a proxy solicitation agent whose fees and number of employees to be employed for such solicitation would be agreed upon at the time of such engagement. To the extent that any employee of Pirate Capital or the Funds engages in solicitation activities, no such employee will receive any additional compensation for its efforts. The business address of each employee of Pirate Capital or the Funds would be the same as that of its employer.

      Pirate Capital, on behalf of the Funds, would bear the cost of such proxy solicitation, but would intend to seek reimbursement for the cost of such solicitation from the Company if Mr. Hudson and/or Mr. Kelly are elected as a director. Pirate Capital does not intend to seek shareholder approval for such reimbursement. While no precise estimate of this cost can be made at the present time, Pirate Capital currently estimates that it would spend a total of approximately $500,000 for such solicitation of proxies, including expenditures for attorneys, proxy solicitation agents, and advertising, public relations, printing, transportation and related expenses. As of the date hereof, Pirate Capital has not incurred any solicitation expenses. In addition to soliciting proxies by mail, proxies may be solicited in person, by telephone, facsimile or other electronic means, through advertisements or otherwise.

8. Other Matters

      The information included in this Notice and in the exhibits attached hereto represents the Fund's best knowledge as of the date hereof. The exhibits attached hereto are hereby incorporated into and made part of this Notice and all matters disclosed therein should be deemed to have been disclosed for purposes of this Notice. The Fund reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Fund does not commit to update any information which may change from and after the date hereof. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of Mr. Hudson and/or Mr. Kelly at the Annual Meeting, or if either or both of them shall be unable to serve for any reason, this Notice shall continue to be effective with respect to any replacement nominee or nominees selected by the Fund.

      Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of the Fund or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by the Fund or any of its affiliates that this Notice or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by the Fund or any of its affiliates of its right to, in any way, contest or challenge any such matter.

      Please direct any questions regarding the information contained in this Notice to our legal counsel, Todd B. Zarin ((212) 297-2473), of Day Pitney LLP, 7 Times Square, New York, New York 10036-7311. In the event that the Company requires any additional information to determine the eligibility of Mr. Hudson and/or Mr. Kelly (or the eligibility of any additional or substitute nominee of the Pirate Capital Group) to serve as a member of the Board of Directors of the Company, please advise Mr. Zarin immediately.

                                        Very truly yours,

                                        JOLLY ROGER FUND LP

                                        By: Pirate Capital LLC, its General
                                            Partner


                                        By:    /s/ Thomas R. Hudson Jr.
                                        Name:  Thomas R. Hudson Jr.
                                        Title: Manager

cc:   Todd B. Zarin, Esq.
      Joseph S. von Kaenel, Esq.

Exhibit A

[not included]

Exhibit B

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Angelica Corporation (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from shareholders of the Company to be voted at the 2007 annual meeting of shareholders of the Company or special meeting of shareholders regarding the election of directors, including any adjournments or postponements thereof, and further consents to serve as a director of the Company, if elected.


/s/ Thomas R. Hudson Jr.
Name: Thomas R. Hudson Jr.

Exhibit B

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Angelica Corporation (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from shareholders of the Company to be voted at the 2007 annual meeting of shareholders of the Company or special meeting of shareholders regarding the election of directors, including any adjournments or postponements thereof, and further consents to serve as a director of the Company, if elected.


/s/ Christopher Kelly
Name: Christopher Kelly

Exhibit C

Thomas R. Hudson Jr.

Thomas R. Hudson Jr., 41, is and has been since 2002 the Manager of Pirate Capital LLC, an investment manager, which he founded. Immediately prior to organizing Pirate Capital LLC, Mr. Hudson was a private investor. From 1999 to 2001, Mr. Hudson served as a Managing Director at Amroc Investments, LLC, an investment management firm, where he directed all distressed research and managed the bank loan trading desk. From 1997 to 1999, he served as a Vice President and Portfolio Manager at Goldman, Sachs & Co., responsible for investing and trading a $500 million portfolio of distressed domestic and international private assets. No company at which Mr. Hudson has been employed was a parent, subsidiary or affiliate of the Company at the time of his employment. Mr. Hudson earned a B.S. in 1988 from Babson College, majoring in Entrepreneurial Studies. He earned an M.B.A. in 1993 from the Tuck School at Dartmouth College. Mr. Hudson's principal business address is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. Mr. Hudson currently serves as a director of The Brink's Company, a provider of security and cash management services, The Allied Defense Group, Inc., a defense contractor, and The PEP Boys
- Manny, Moe & Jack, an automobile parts retailer.

Christopher Kelly

Christopher Kelly, 49, is the General Counsel and Chief Compliance Officer of Pirate Capital LLC. He joined Pirate Capital LLC in February 2006. From October 2004 to January 2006, Mr. Kelly was General Counsel of Gilman & Ciocia, Inc., a broker dealer holding company. From April 2003 to October 2004, Mr. Kelly served as Managing Director, General Counsel and Chief Compliance Officer of Cypress Associates LLC, a New York-based investment bank focused on mergers, acquisitions, restructurings and corporate finance. From May 2000 to March 2003, Mr. Kelly was engaged in the practice of law with Proskauer Rose LLP, and prior thereto with Silver, Freedman & Taff, LLP and Skadden, Arps, Slate, Meagher & Flom. At each of these law firms, Mr. Kelly handled a variety of corporate and securities matters, including mergers, acquisitions and restructurings. No company at which Mr. Kelly has been employed was a parent, subsidiary or affiliate of the Company at the time of his employment. Mr. Kelly earned a B.A. in 1979 with High Honors from the University of Virginia and a J.D. in 1983 from the University of Virginia School of Law. Mr. Kelly's principal business address is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

Exhibit D

PURCHASES AND SALES OVER PAST TWO YEARS BY FUNDS AND NOMINEES

The following table sets forth for each of the Funds, Mr. Hudson and Mr. Kelly their purchases and sales (indicated in parenthesis) of Common Stock (including put options and call options) within the previous two years, the dates of the transactions and the amounts purchased or sold:

-------------------------------------------------------------------
ACCOUNT NAME                              TRADE DATE      QUANTITY
-------------------------------------------------------------------

-------------------------------------------------------------------
JOLLY ROGER FUND LP                       11/22/2005       (11000)
-------------------------------------------------------------------
JOLLY ROGER FUND LP                        12/2/2005       (34200)
-------------------------------------------------------------------

-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              8/17/2005          1000
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              8/18/2005          5400
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              8/25/2005         10900
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD               9/8/2005          3200
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD               9/9/2005         29000
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              9/12/2005          1600
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              9/12/2005          3400
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              9/13/2005          7300
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              9/14/2005         14600
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              9/15/2005          6200
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              9/16/2005         21700
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              9/28/2005          5000
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              10/3/2005          5000
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD             10/10/2005         25000
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD             10/12/2005          1400
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD             10/17/2005          7600
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              1/30/2006          7400
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD              1/31/2006         10000
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD               2/1/2006           400
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD               2/2/2006         38600
-------------------------------------------------------------------
JOLLY ROGER OFFSHORE FUND LTD               2/3/2006         23800
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JOLLY ROGER OFFSHORE FUND LTD               2/6/2006          9200
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JOLLY ROGER OFFSHORE FUND LTD               2/7/2006          3700
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JOLLY ROGER OFFSHORE FUND LTD               2/8/2006          6200
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JOLLY ROGER OFFSHORE FUND LTD               2/9/2006          5800
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JOLLY ROGER OFFSHORE FUND LTD              2/10/2006          4000
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JOLLY ROGER OFFSHORE FUND LTD              2/16/2006          2600
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JOLLY ROGER OFFSHORE FUND LTD              2/17/2006         10100
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JOLLY ROGER OFFSHORE FUND LTD              2/21/2006          2900
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JOLLY ROGER OFFSHORE FUND LTD              2/22/2006         18400
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JOLLY ROGER OFFSHORE FUND LTD              2/24/2006         49000
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JOLLY ROGER OFFSHORE FUND LTD              2/24/2006          1400
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JOLLY ROGER OFFSHORE FUND LTD              2/27/2006         16800
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JOLLY ROGER OFFSHORE FUND LTD              2/28/2006          3800
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JOLLY ROGER OFFSHORE FUND LTD              3/15/2006          5100
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JOLLY ROGER OFFSHORE FUND LTD              3/31/2006          1000
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JOLLY ROGER OFFSHORE FUND LTD               4/3/2006          8097
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JOLLY ROGER OFFSHORE FUND LTD              4/13/2006          3700
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JOLLY ROGER OFFSHORE FUND LTD              4/25/2006          1500
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

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JOLLY ROGER OFFSHORE FUND LTD              4/27/2006          4906
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JOLLY ROGER OFFSHORE FUND LTD               5/1/2006         11300
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JOLLY ROGER OFFSHORE FUND LTD               5/3/2006         13200
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JOLLY ROGER OFFSHORE FUND LTD               5/5/2006         12000
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JOLLY ROGER OFFSHORE FUND LTD               5/8/2006          2300
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JOLLY ROGER OFFSHORE FUND LTD              5/10/2006          3640
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JOLLY ROGER OFFSHORE FUND LTD              5/11/2006         25000
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JOLLY ROGER OFFSHORE FUND LTD              5/12/2006         17854
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JOLLY ROGER OFFSHORE FUND LTD              5/15/2006          7150
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JOLLY ROGER OFFSHORE FUND LTD              5/16/2006          5900
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JOLLY ROGER OFFSHORE FUND LTD              5/23/2006         10000
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JOLLY ROGER OFFSHORE FUND LTD              6/14/2006          8600
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JOLLY ROGER OFFSHORE FUND LTD              6/15/2006          5400
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JOLLY ROGER OFFSHORE FUND LTD              6/19/2006           200
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JOLLY ROGER OFFSHORE FUND LTD              6/20/2006          1300
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JOLLY ROGER OFFSHORE FUND LTD              6/28/2006         11600
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JOLLY ROGER OFFSHORE FUND LTD               8/3/2006          5000
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JOLLY ROGER OFFSHORE FUND LTD               9/8/2006           400
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JOLLY ROGER OFFSHORE FUND LTD              9/11/2006          2500
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JOLLY ROGER OFFSHORE FUND LTD              9/28/2006          1000
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JOLLY ROGER OFFSHORE FUND LTD              10/6/2006          2000
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JOLLY ROGER OFFSHORE FUND LTD              4/11/2007       (11000)
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JOLLY ROGER OFFSHORE FUND LTD              4/20/2007        (5000)
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JOLLY ROGER OFFSHORE FUND LTD              4/25/2007        (6400)
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JOLLY ROGER OFFSHORE FUND LTD              4/27/2007        (3000)
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JOLLY ROGER OFFSHORE FUND LTD              4/30/2007         (900)
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JOLLY ROGER OFFSHORE FUND LTD               5/2/2007       (15000)
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JOLLY ROGER OFFSHORE FUND LTD               5/3/2007        (8700)
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JOLLY ROGER OFFSHORE FUND LTD               5/4/2007        (3000)
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JOLLY ROGER OFFSHORE FUND LTD               5/8/2007        (1000)
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JOLLY ROGER OFFSHORE FUND LTD               5/9/2007        (5000)
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JOLLY ROGER OFFSHORE FUND LTD              5/18/2007       (11200)
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JOLLY ROGER OFFSHORE FUND LTD              5/21/2007       (29800)
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JOLLY ROGER OFFSHORE FUND LTD              5/22/2007       (30000)
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JOLLY ROGER OFFSHORE FUND LTD               6/5/2007        (7606)
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JOLLY ROGER OFFSHORE FUND LTD               6/6/2007       (17394)
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JOLLY ROGER OFFSHORE FUND LTD              6/15/2007         (100)
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JOLLY ROGER OFFSHORE FUND LTD              6/25/2007        (5600)
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JOLLY ROGER OFFSHORE FUND LTD              6/26/2007        (5000)
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JOLLY ROGER OFFSHORE FUND LTD              6/27/2007      (114300)
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JOLLY ROGER OFFSHORE FUND LTD               7/6/2007      (786957)
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JOLLY ROGER ACTIVIST PORTFOLIO LTD          7/6/2007        786957
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